UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Proposals of the Board of Directors to be submitted to the stockholders of Banco Bradesco S.A., at the Special Stockholders’ Meeting to be held on 1.4.2008, at 5:00 p.m.

1.	to partially amend the Bylaws, in the “caput” of Article 12, by reducing 3 (three) Regional Director posts and changing its denomination to Director, matching the new title with the activity exercised by the Manager, and consequently amending Paragraph Two of the aforementioned Article, Paragraph Four of Article 13, letter “e” of Article 14, and Item II of Article 19; and in Paragraph Three of Article 13, which provides for the individual representation of the Company, including the assumption of “legal testimonies”. If this proposal is approved, the aforementioned provisions will have the following wording: “Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 52 (fifty-two) to 76 (seventy-six) members, whereas the number of Executive Officers will range from 19 (nineteen) to 26 (twenty-six), distributed in the following position categories: 1 (one) Chief Executive Officer, from 7 (seven) to 10 (ten) Executive Vice-Presidents and from 11 (eleven) to 15 (fifteen) Managing Directors. The remaining positions of the Board of Executive Officers will be distributed as follows: from 33 (thirty-three) to 50 (fifty) Department Directors and Directors, whereas the number of Department Directors ranges from 27 (twenty-seven) to 41 (forty- one) and the number of Directors, from 6 (six) to 9 (nine). Paragraph Two – the requirements provided for in item II of Article 18 and “caput” of Article 19, related to the Executive Directors, Department Directors and Director, respectively, may be exceptionally waived by the Board up to the limit of ¼ (one fourth) of each of these position categories, except in relation to the Directors appointed to the positions of President and Vice-President. Article 13) Paragraph Three – The Company may be also represented isolatedly by any member of the Board of Executive Officers or by an attorney with specific powers, in the following cases: f) in “legal testimonies”. Paragraph Four - Department Directors and Directors are prohibited from practicing acts that imply the sale and encumbrance of assets and rights of the Company. Article 14) In addition to the normal duties conferred upon them by law and by the present Bylaws, each member of the Board of Executive Officers will have the following responsibilities: e) Directors shall guide and supervise the Service Branches under their jurisdiction and perform the duties assigned to them, reporting to the Board of Executive Officers. Article 19) To hold the position of Department Director or Director, the candidate must be an employee or officer of the Company or of its subsidiaries and on the election date must: II. Director - be under 60 (sixty) years old.”;

../.

Proposals of the Board of Directors to be submitted to the stockholders of Banco Bradesco S.A., at the Special Stockholders’ Meeting to be held on 1.4.2008, at 5:00 p.m.          2.

2.	to cancel 2,246,224 non-par, book-entry, registered stocks, 828,700 of which are common stocks and 1,417,524 are preferred stocks held in Treasury, representatives of its own Capital Stock, without reduction thereof, with the consequent amendment to “caput” of Article 6 of Bylaws, which will take effect with the following wording: “Article 6) The Capital Stock is R$19,000,000,000.00 (nineteen billion reais), divided into 2.018.673.956 (two billion, eighteen million, six hundred seventy three thousand, nine hundred fifity six) non-par, book-entry, registered stocks, of which 1.009.337.030 (on billion, nine million, three hundred thirty seven thousand and thirty) are common stocks and 1.009.336.926 (one billion, nine million, three hundred thirty six thousand, nine hundred twenty six) are preferred stocks.”;

3.	with the objective of continuing and strengthening the investments in the extension and modernization of our facilities, mainly regarding information technology, maintaining the Bank’s structure at levels that are adequate to an efficient service rendering and optimization of processes, and reinforcing the Bank’s capitalization vis-à-vis the growth expectation of the credit operations volume for the next years, we hereby propose the increase of the Capital Stock by the amount of R$1,200,000,000.00, raising it from R$19,000,000,000.00 to R$20,200,000,000.00, by means of issuance of 27,906,977 non-par, book-entry, registered stocks, 13,953,489 of which are common stocks and 13,953,488 are preferred stocks, at the price of R$43.00 per stock, already taking into consideration the cancellation mentioned in Item 2, for private subscription by the stockholders in the period from January 22nd , 2008 to February 22nd , 2008, in the proportion of 1.3824 41029% on the stockholding position held by each one on the date of the Meeting (1.4.2008), with payment in cash of 100% of the amount of the subscribed stocks, on March 17th , 2008.

The issuance price was determined based on Paragraph One of Article 170 of Law # 6,404/76, with prevalence of the weighted average of the market quotations of the stocks, in view of their high tradability index. The purpose of its establishment at levels lower than the market price is to allow a leeway for the normal development of the operation, at the same time providing conditions for the formation of the subscription right price.

Regardless of the date of delivery of the Subscription Report, the payment of 100% of the amount of the subscribed stocks will take place on March 17th, 2008, the same date proposed for the payment of Complementary Interest on Own Capital and Dividends, and the stockholder must make an option for one of the methods provided for in the Subscription Report, as follows:

../.

Proposals of the Board of Directors to be submitted to the stockholders of Banco Bradesco S.A., at the Special Stockholders’ Meeting to be held on 1.4.2008, at 5:00 p.m.          3.

  compensation with credits of Complementary Interest on Own Capital and Dividends previously mentioned. In this case, the exercise of the subscription right of the stocks will not result in any disbursement of new resources by the stockholders enrolled in the Bank’s registrations on December 28th, 2007, that is the date proposed for the statement of the aforementioned Complementary Interest on Own Capital and Dividends;

  debit from the checking account held in Banco Bradesco S.A.;

  check to on behalf of the referred Banco Bradesco.

In the event of stock remainders, after the term for the exercise of the preemptive right has elapsed, they will be sold by means of an auction to be held at BVSP – Bolsa de Valores de São Paulo (São Paulo Stock Exchange), pursuant to the provision in letter “a” of Paragraph Seven of Article 171 of Law #6,404/76, at the minimum unit price corresponding to 90% of the weighted average of the quotations verified at BVSP – Bolsa de Valores de São Paulo (São Paulo Stock Exchange) of the common and preferred stocks, prevailing the lowest quotation between the two types, in the last 10 (ten) trading floors immediately previous to the date of the official communication of the final remainders by this Bank, in compliance with the minimum subscription price to be approved at the Meeting. The entire amount determined in the operation which exceeds the subscription amount will be fully recorded as credit in the “Capital Reserve - Goodwill of Stocks” account, benefiting all stockholders, indistinctly.

The Subscription Reports will be available to the stockholders at Banco Bradesco’s Branches from January 22nd, 2008 to February 22nd, 2008. For those with updated address in the Company’s records, a copy shall be sent by mail. The stockholders who want to exercise their rights must hand in the filled Report at Bradesco’s Branches by February 22nd, 2008.

The stockholders whose stocks are deposited at the CBLC – Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing and Depositary Corporation) must exercise their rights at the respective depositor Brokerage Houses by February 20th, 2008.

The stockholders not intending to exercise their preemptive rights to the subscription may negotiate them at the BVSP– Bolsa de Valores de São Paulo (São Paulo Stock Exchange) at the market price by February 15th, 2008, through Bradesco S.A. Corretora de Títulos e Valores Mobiliários or another brokerage house of their preference.

../.

Proposals of the Board of Directors to be submitted to the stockholders of Banco Bradesco S.A., at the Special Stockholders’ Meeting to be held on 1.4.2008, at 5:00 p.m.          4.

Consequently, the wording of “caput” of Article 6 of the Bylaws will be amended after all the Capital Increase process is completed, which will take place at a ratification General Meeting.

Right of the Subscribed Stocks – These will be entitled to Monthly, and possibly Complementary, Dividends and/or Interest on Own Capital to be declared as from the date of the approval of the respective process by the Central Bank of Brazil, as well as, fully, to possible advantages attributed to other stocks as from the aforementioned date.

Cidade de Deus, Osasco, SP, December 17th , 2007.

Board of Directors

Lázaro de Mello Brandão - Chairman
Antônio Bornia - Vice-Chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente

We hereby declare that this is a free English translation of part of the Minutes of the Special General Meeting # 1.266 of the Bank’s Board of Directors, held on December 17th, 2007, drawn up in the Company’s records.

Banco Bradesco S.A.

../.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Norberto Pinto Barbedo
Norberto Pinto Barbedo Executive Vice-President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.